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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A
                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              CENTRAL BANCORP, INC.
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             (Exact Name of Registrant as Specified in its Charter)


         MASSACHUSETTS                                         04-3447594
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(State of Incorporation or Organization)                    (I.R.S. Employer
                                                         Identification Number)


399 HIGHLAND AVENUE, SOMERVILLE, MASSACHUSETTS                      01144
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(Address of Principal Executive Offices)                          (Zip Code)


   If this form relates to the                  If this form relates to the
   registration of a class of                   registration  of a class of
   securities pursuant to Section               securities pursuant to Section
   12(b) of the Exchange Act and                12(g) of the Exchange Act and is
   is effective pursuant to General             effective pursuant to General
   Instruction  A.(c), please check             Instruction A.(d), please check
   the following box. [   ]                     the following box. [ X ]



Securities  Act  registration  statement file number to which this form relates:
________________
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                              STOCK PURCHASE RIGHTS
                        ----------------------------------
                                (Title of Class)

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Note: This Form 8-A/A is being filed to amend  Registrant's  Form 8-A to reflect
Amendment No. 1 to its Rights Agreement.

ITEM 1.  DESCRIPTION OF  REGISTRANT'S SECURITIES TO BE REGISTERED
         --------------------------------------------------------

     Effective January 8, 1999, the Board of Directors of Central Bancorp, Inc. (the "Company") declared a dividend payable on January 8, 1999 of one right (a "Right") for each outstanding share of common stock, par value $1.00 per share ("Common Stock"), of the Company held of record at the close of business on January 8, 1999 (the "Record Time"). The Rights were issued pursuant to a Rights Agreement, dated as of January 8, 1999 (the "Rights Agreement"), between the Company and State Street Bank and Trust Company, as Rights Agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, as described and defined below, one share of Common Stock for $22.00 (the "Exercise Price"). In addition, if certain takeover-related events should occur and a Distribution Date, as defined and described below, should occur, each Right would entitle its registered holder to purchase from the Company a number of shares of Common Stock at a discount to market value in lieu of the one share of the Common Stock.

     Until the Separation Time, the Rights will be transferred only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall have printed thereon a legend incorporating by reference the terms of the Rights Agreement. Notwithstanding the absence of the legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time. The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on October 24, 2001 or
(ii) the date on which the Rights are redeemed as described below (the "Expiration Time").

     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, will be adjusted to prevent dilution in the event of a stock dividend on, a subdivision, or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock. In the event the Company issues any shares of Common Stock after the Record Time and before the Separation Time, each share of Common Stock so issued shall automatically have one new Right associated with it.

     An event which will trigger the separation of the Rights from the Common Stock (the "Separation Time"), will be the earlier of:

               (1) the later of (A) the tenth day after the date on which any Person (other than the Company, a majority-owned subsidiary of the Company or an employee stock ownership or other employee benefit plan of the Company) commences a tender or exchange offer which, if consummated, would result in such Person becoming the Beneficial Owner of 10% or more of the outstanding Common Stock (referred to herein as an "Acquiring Person"), and (B) such later date as the Company's Board of Directors may determine prior to the Separation Time; and

               (2) the tenth day after a "Distribution Date," which is (i) the first date of public announcement by the Company or by an Acquiring Person that an Acquiring Person has

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

          become such by virtue of acquiring Beneficial Ownership of 10% of the Company's Common Stock; or (ii) the first date of public announcement by the Company that an Adverse Person has become such.

     While the foregoing events will cause the Rights to separate from the Common Stock and be exercisable, each Right will only entitle the registered holder thereof to acquire one share of Common Stock. If a Distribution Date previously has or subsequently does occur, each Right will be converted to the right to acquire a specified number of shares of Common Stock.

     If a Distribution Date occurs, the Company shall take such action, pursuant to the Rights Agreement and in conjunction with the Rights Agent and the Company's transfer agent, to provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof -- which Rights shall become void) shall constitute the right to purchase Common Stock from the Company, pursuant to the terms of the Rights Agreement in lieu of the fractional share of the Common Stock. Each Right will entitle its holder to purchase that number of shares of Common Stock having an aggregate market price on the Distribution Date equal to $44.00 in exchange for a payment of $22.00.

     In addition, the Board of Directors of the Company may at any time after a Distribution Date, and prior to the time that an Acquiring Person or an Adverse Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof -- which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, as adjusted (the "Exchange Ratio"). Thereafter, the Rights will terminate and will represent only the right to receive the number of shares of Common Stock equal to the Exchange Ratio.

     In addition to the consequences of the events as discussed above, the Rights Agreement provides certain benefits to the holders of the Rights in the event of the occurrence of a Flip-over Transaction or Event (as described below). The Rights Agreement specifies that the Company shall not enter into, consummate or permit to occur such a Flip-over Transaction or Event, unless it shall have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event (the "Flip-over Entity"), for the benefit of the holders of the Rights shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise, that number of shares of stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to $44.00 for an amount in cash equal to $22.00 and (2) the Flip-over Entity shall thereafter be liable for all the obligations and duties of the Company pursuant to the Rights Agreement.

     A Flip-over Transaction or Event is a transaction or series of transactions in which, directly or indirectly,

                (1) the Company shall consolidate or merge with or into an Acquiring Person, an Adverse Person (or any other Person acting together in any respect with such Acquiring Person or Adverse Person), or the Acquiring Person, Adverse Person (or any other Person acting together in any respect with such Acquiring Person or Adverse Person) shall merge with or into the Company; or

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
               (2) the Company (or one or more of its Subsidiaries) shall sell or otherwise transfer assets (a) aggregating more than 50% of the assets (measured by either book value or fair market value) or (b) generating more than 50% of the operating income or cash flow, of the Company and its Subsidiaries (taken as a whole) to an Acquiring Person or Adverse Person (or any other Person acting together in any respect with such Acquiring Person or Adverse Person); or

               (3) any Acquiring Person or Adverse Person shall (a) sell, purchase, lease, exchange, mortgage, pledge, transfer or otherwise acquire or dispose of, to, from, or with, as the case may be, the Company or any of its Subsidiaries, over any period of 12 consecutive calendar months, assets or liabilities (i) having an aggregate fair market value of more than $15,000,000 or (ii) on terms and conditions less favorable to the Company than the Company would be able to obtain through arm's-length negotiations with an unaffiliated third party, or
          (b) receive any compensation for services from the Company or any of its Subsidiaries, other than compensation for full-time employment as a regular employee at rates in accordance with the Company's (or its Subsidiaries') past practices, or (except proportionately as a shareholder), over any period of 12 consecutive calendar months, of any loans, advances, guarantees, pledges, insurance, reinsurance or other financial assistance or any tax credits or other tax advantage provided by the Company or any of its Subsidiaries involving an aggregate principal amount in excess of $5,000,000 as an aggregate cost or transfer of benefits from the Company or any of its Subsidiaries in excess of $5,000,000, in terms of $5,000,000, or, in any case, on terms and conditions less favorable to the Company than the Company would be able to obtain through arm's-length negotiations with a third party; or

               (4) as a result of any reclassification of securities (including any reverse stock split), or capitalization of the Company, or any merger or consolidation of the Company with any of its of transactions (whether or not with or into or otherwise involving an Acquiring Person or Adverse Person), the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any of its Subsidiaries which is directly or indirectly owned by any Acquiring Person or Adverse Person is increased by more than 1%.

     The Board of Directors of the Company may at any time prior to or ten days after a Distribution Date, or thereafter as determined by two-thirds of the Board of Directors, redeem all (but not less than all) of the then outstanding Rights at a redemption price of $.01 per Right. The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights will not prevent a takeover of the Company; they will, however, have certain restrictive effects on takeovers not negotiated with the Board of Directors, because they could cause substantial dilution to a person or group that acquires 10%, or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders, because the Rights can be redeemed by the Board of Directors before the consummation of such transaction.


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
     The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise), is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in it entirety by reference to the Rights Agreement and such exhibits thereto, including the definition therein of certain terms. Whenever particular terms that are defined in the Rights Agreement are referred to, it is intended that such defined terms shall be incorporated herein by reference.

ITEM 2. EXHIBITS
        --------

     The following documents are filed or incorporated herein by reference as an exhibit to this registration statement:

NO.               DESCRIPTION OF EXHIBIT
--                ----------------------

4.1 Rights Agreement, dated as of January 8, 1999, by and between Central Bancorp, Inc. and State Street Bank and Trust Company, as Rights Agent, which includes as Exhibit A the Form of Rights Certificate and Form of Election to Exercise, as amended by Amendment No. 1 to Rights Agreement, dated as of July 26, 2001.


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


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      CENTRAL BANCORP, INC.



Date:  August 24, 2001                By: /s/ John D. Doherty
                                          --------------------------------------
                                          John D. Doherty
                                          President and Chief Executive Officer

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